

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

Via E-mail
Steven V. Abramson
President and Chief Executive Officer
Universal Display Corporation
375 Phillips Boulevard
Ewing, NJ 08618

>   **Re: Universal Display Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 28, 2012**
>   **File No. 001-12031**

Dear Mr. Abramson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Please revise future filings in response to each of the comments below. Please also supply us with a draft of your proposed disclosures.

Item 1. Business, page 2

1.   It appears that your business relies primarily on commercialization of your "proprietary emitter materials" and, to a lesser extent, your "proprietary phosphorescent host materials," either through direct sales of the materials or licensing of the underlying intellectual property. Please clearly address your position within the OLED industry. It might be helpful, in this regard, to discuss briefly the OLED stack, different emitter material colors and how your OLED materials and technologies operate within this architecture.

2.   Please address more clearly the competitive landscape within the OLED industry, including the bases upon which you compete with other suppliers of OLED materials and technologies. Please refer to Regulation S-K, Item 101(c)(1)(x).

3.   Please explain in more detail the general availability of raw materials necessary to produce your OLED materials. We note that "key raw materials are sourced from multiple suppliers;" however, your disclosure should address also the general availability of essential raw materials.

Item 3. Legal Proceedings, page 22

4.   Please revise to address whether any of the actions listed concern intellectual property related to your key PHOLED technology or any other intellectual property that is essential to commercializing your OLED materials or technologies.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3528 with any questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director

cc (via E-mail):   Justin W. Chairman, Esq. - Morgan, Lewis & Bockius LLP